FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

CRN: PeopleSoft’s Conway: Oracle ‘Process Is at an End’
June 12, 2003

PeopleSoft’s Conway: Oracle ‘Process Is At An End’

By Amy Rogers Nazarov, CRN
Pleasanton, Calif.
5:28 PM EST Thurs., June 12, 2003

PeopleSoft executives Thursday reaffirmed the board’s decision to reject Oracle’s tender offer of $16 a share for the company.

PeopleSoft CEO Craig Conway said it was time to get back to work.

“This process is at an end,” Conway said in an afternoon conference call with financial analysts. “The board reaffirmed its unanimous support for the previously announced acquisition of J.D. Edwards. The evaluation of the offer is over. PeopleSoft will now move forward confidently with the J.D. Edwards acquisition.”

The board’s reasons for rejecting the offer, Conway said, included “concern about the likelihood of antitrust scrutiny, [Oracle’s] predatory intentions and the [potentially] devastating effect” on PeopleSoft customers.

Oracle Chairman and CEO Larry Ellison said his plan is to acquire PeopleSoft and discontinue PeopleSoft’s products and migrate its customers to Oracle’s rival suite of business applications.

Conway said that his sales force was invigorated by the challenge set forth by Oracle’s hostile takeover attempt, and they are tackling the remaining three weeks of the quarter with renewed vigor.

“We’ve got business to do,” he added.

Conway said that many “sympathetic, surprised, incensed and outraged” PeopleSoft customers had called him in recent days to express their concern about Oracle’s move.

“They called to say, ‘What can I do to help?’” Conway said.

Conway acknowledged that he had approached Ellison last year “when Oracle was having significant problems with the quality of Oracle 11.”

Conway said he offered to acquire the Oracle applications suite “and maintain it and prove it under PeopleSoft,” but Ellison said he was not interested in that arrangement.

PeopleSoft closed Thursday at $17.37.

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.